Aduro Clean Technologies Announces Voting Results for Election of Directors

London, Ontario, December 2, 2024 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, is pleased to announce that at its 2023/2024 annual general meeting held November 22, 2024 (the "Meeting"), all of the nominees for election as directors of the Company referred to in its notice of meeting and information circular dated October 23, 2024 for the Meeting were elected.

A total of 10,327,618 common shares representing 37.93% of the outstanding common shares of the Company were voted by proxy at the Meeting.  Voting results for the election of directors at the Meeting were as follows:

Resolution	Vote Type	Total Votes	% Voted
Ofer Vicus	For Against Withheld	10,310,988 0 16,630	99.84% 0.00% 0.16%
James Scott	For Against Withheld	10,220,294 0 107,324	98.96% 0.00% 1.04%
Peter Kampian	For Against Withheld	10,324,370 0 3,248	99.97% 0.00% 0.03%
William Marcus Trygstad	For Against Withheld	10,324,985 0 2,633	99.97% 0.00% 0.03%
Marie Grönborg	For Against Withheld	10,324,985 0 2,633	99.97% 0.00% 0.03%

The results of other matters considered at the Meeting are reported in the Report of Voting Results as filed on SEDAR+ (www.sedarplus.ca) filed on November 29, 2024.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Investor Relations

ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications

Jack Perkins, Vice President

aduro@kcsa.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events, or developments that the Company believes, expects, or anticipates will or may occur in the future, are forward-looking statements. The forward-looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Important factors that could cause actual results to differ materially from the Company's expectations include adverse market conditions and other factors beyond the control of the parties. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether because of new information, future events, or otherwise, except as required by applicable law.

The CSE has not reviewed, approved, or disapproved the content of this news release.